SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

         Commission File Number               000-50224
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         (Check one)

         [_] Form 10-K    [_] Form 20-F      [_] Form 11-K      [X] Form 10-Q

         [_] Form N-SAR   [_] Form N-CSR

         For period ended                JUNE 30, 2008
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         ___ Transition Report on Form 10-K

         ___ Transition Report on Form 20-F

         ___ Transition Report on Form 11-K

         ___ Transition Report on Form 10-Q

         ___ Transition Report on Form N-SAR

         ___ Transition Report on Form N-CSR

         For the transition period ended ___________________________

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the  notification  relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant SECURITY CAPITAL CORPORATION, INC.
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Former name if applicable
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Address of principal executive office (STREET AND NUMBER)
295 HIGHWAY 6 WEST/P.O. BOX 690
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City, state and zip code BATESVILLE, MISSISSIPPI 38606
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PART II
RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

b) X
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on of before  the  fifth  calendar  day  following the prescribed due date; and

c)	The accountant's statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, Form 20-F,Form 11-K,  Form 10-Q,  Form N-SAR or Form N-CSR, or the transition  report or portion thereof, could not be filed within the prescribed time period.(Attach extra sheets if needed.)

The Registrant's Form 10-Q, for the quarterly period ended June 30,2008,could not be filed within the prescribed time period because the results from the audit conducted by the FDIC could not be implemented into the 10-Q within such time period without unreasonable effort or expense.

PART IV
OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification

Connie Hawkins                                   (662) 563-9311
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    (Name)                                      (Telephone Number)

(2)              Have all other periodic reports required under Section 13 or (15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).     {X}Yes   {No}

(3)
Is it anticipated that any significant change in results of operations  from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the year subject report or portion thereof?     {X} Yes     { } No

If so attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable of the results cannot be made

Security Capital Corporation

Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 11, 2008	By: /s/ Connie Hawkins
Name:      Connie Hawkins
Title:       Chief Financial Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative’s authority to sign on behalf of the registrant shall be filed with the form.

Attention
Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001)

Part IV – OTHER INFORMATION
(3)	Explanation of Anticipated Change
We expect to file our Form 10-Q for the quarter ended June 30, 2008 within the next few business days. We anticipate the Form 10-Q will reflect an increase is Loan Loss Provision in the amount of $1.6 million.